# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lomond Therapeutics Holdings, Inc., CIK 0001900520
CUSIP: 54173L101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8 The Green, Suite 8490, Dover, Delaware (DE), 19901
Date of event which requires filing of this statement: 01/24/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001970826

## Reporting persons
- Yosemite Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (8.4% of the class)
  Comment: Note to row 5: 2,500,000 shares, all of which are held of record by Yosemite Fund I, L.P. ("Yosemite Fund I"), for itself and as nominee for Firefall Fund I, L.P. ("Firefall Fund I"). Yosemite GP I, L.L.C. ("Yosemite GP I"), the general partner of Yosemite Fund I, may be deemed to have sole voting power with respect to these securities. Reed Jobs ("Jobs") is the sole managing member of Yosemite GP I and may be deemed to have sole voting power with respect to these securities.
  
  Note to row 6: see response to row 5.
  
  Note to row 7: 2,500,000 shares, all of which are held of record by Yosemite Fund I, for itself and as nominee for Firefall Fund I, except that Yosemite GP I, the general partner of Yosemite Fund I, may be deemed to have sole dispositive power with respect to these securities. Reed Jobs is the sole managing member of Yosemite GP I and may be deemed to have sole dispositive power with respect to these securities.
  
  Note to row 8: see response to row 7.
- Yosemite GP I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (8.4% of the class)
  Comment: Note to row 5: 2,500,000 shares, all of which are held of record by Yosemite Fund I, for itself and as nominee for Firefall Fund I. Yosemite GP I is the general partner of Yosemite Fund I, and may be deemed to have sole voting power with respect to these securities. Reed Jobs is the sole managing member of Yosemite GP I and may be deemed to have sole voting power with respect to these securities.
  
  Note to row 6: see response to row 5.
  
  Note to row 7: 2,500,000 shares, all of which are held of record by Yosemite Fund I, for itself and as nominee for Firefall Fund I, except that Yosemite GP I, the general partner of Yosemite Fund I, may be deemed to have sole dispositive power with respect to these securities. Reed Jobs is the sole managing member of Yosemite GP I and may be deemed to have sole dispositive power with respect to these securities.
  
  Note to row 8: see response to row 7.
- Reed Jobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (8.4% of the class)
  Comment: Note to row 5: 2,500,000 shares, all of which are held of record by Yosemite Fund I. Reed Jobs is the sole managing member of Yosemite GP, the general partner of Yosemite Fund I, and may be deemed to have sole voting power with respect to these securities.
  
  Note to row 6: see response to row 5.
  
  Note to row 7: 2,500,0000 shares, all of which are held of record by Yosemite Fund I. Reed Jobs is the sole managing member of Yosemite GP I, the general partner of Yosemite Fund I, and may be deemed to have sole dispositive power with respect to these securities.
  
  Note to row 8: see response to row 7.

## Item 1. Issuer
Name of issuer: Lomond Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 8 The Green, Suite 8490, Dover, DE, 19901.

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Yosemite Fund I, L.P. ("Yosemite Fund I"), Yosemite GP I, L.L.C. ("Yosemite GP I" and together with Yosemite Fund I, the "Reporting Entities") and Reed Jobs (the "Reporting Individual"). The Reporting Entities and the Reporting Individual are collectively referred to as the "Reporting Persons." Yosemite GP I is the general partner of Yosemite Fund I and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by Yosemite Fund I for itself and as nominee for Firefall Fund I, L.P. ("Firefall Fund I"). The Reporting Individual is a sole managing member of Yosemite GP I and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer held of record by Yosemite Fund I for itself and as nominee.
Address of principal business office or, if none, residence: 901 Battery Street, San Francisco, CA, 94111
Citizenship:
Yosemite GP I is a limited liability company organized under the laws of the State of Delaware.
Yosemite Fund I is a limited partnership organized under the laws of the State of Delaware.
The Reporting Individual is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person and the corresponding comments.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding comments.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding comments.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding comments.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding comments.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding comments.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreement of Yosemite Fund I and the limited liability company agreement of Yosemite GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yosemite Fund I, L.P.: /s/ Reed Jobs, Reed Jobs, Managing Member (01/31/2025)
- Yosemite GP I, L.L.C.: /s/ Reed Jobs, Reed Jobs, Managing Member (01/30/2025)
- Reed Jobs: /s/ Reed Jobs, Reed Jobs (01/30/2025)